RECENT DEVELOPMENTS

The information contained in this section supplements the information about Uruguay corresponding to the headings below that are contained in Exhibit 99.D to Uruguay’s annual report on Form 18-K for the fiscal year ended December 31, 2010.  To the extent the information in this section differs from the information contained in such annual report, the information in this section replaces such information.  Capitalized terms not defined in this section have the meanings ascribed to them in the annual report.

THE ECONOMY

Privatizations

On July 12, 2011, Congress passed a law creating and regulating public-private participation contracts for infrastructure and related services.  This law establishes a new type of participation scheme between private investors and the government.

GROSS DOMESTIC PRODUCT AND STRUCTURE OF THE ECONOMY

The following table sets forth information regarding GDP for the periods indicated.  The figures included in the table are based on 2005 prices (in accordance with the Integral Revision of the National Accounts published by Banco Central in March 2009) to eliminate distortions introduced by changes in relative prices.

Change in Gross Domestic Product by Expenditure

(% change from previous year except as otherwise indicated, 2005 prices)

	2006(1)	2007(1)	2008(1)	2009(1)	2010(1)	January/March 2011(1)(2)
Government consumption	6.7%	5.6%	5.6%	3.9%	2.2%	2.5%
Private consumption	5.8	6.5	8.7	2.1	11.4	9.3
Gross fixed investment	17.4	11.4	19.6	(6.3)	14.4	13.2
Public sector (% of gross fixed investment)	20.2	27.2	21.5	13.9	1.3	5.7
Private sector (% of gross fixed investment)	16.6	7.3	19.0	(12.8)	19.9	14.8
Exports of goods and services	3.2	7.4	10.0	2.5	9.1	14.7
Imports of goods and services	15.3	5.3	22.1	(8.6)	16.5	23.3

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(1)        Preliminary data.
(2)        January 1- March 31, 2011 compared to January 1- March 31, 2010.

Source:  Banco Central.

Principal Sectors of the Economy

The following table sets forth the components of Uruguay’s GDP and their respective growth rates for the periods indicated.  The percentages and figures included in the table are based on 2005 prices to eliminate distortions introduced by changes in relative prices.

Change in Gross Domestic Product by Sector

(% change from previous year except as otherwise indicated, 2005 prices)

	2006(1)	2007(1)	2008(1)	2009(1)	2010(1)	January/ March 2011(1)(2)
Agriculture, livestock and fishing	3.4%	(6.8)%	5.5%	2.9%	0.9%	4.1%
Mining	21.4	13.3	10.1	(2.5)	4.6	n/a
Manufacturing	8.1	7.1	17.3	(3.7)	3.7	3.9
Electricity, gas and water	(28.6)	57.8	(52.6)	(10.9)	90.2	(51.4)
Construction	9.2	6.2	8.5	1.4	4.3	7.2
Commerce, restaurants and hotels	6.8	13.4	11.3	0.6	14.8	14.9
Transportation, storage and communications	8.2	18.1	35.5	14.4	14.6	13.7
Real estate, business, financial and insurance services	0.6	3.5	4.4	1.4	4.9	21.3
Other services(3)	3.3	3.8	4.8	4.1	0.7	5.1
Total GDP	4.3%	7.3%	8.6%	2.6%	8.5%	6.8%
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(1)                Preliminary data.
(2)                January 1- March 31, 2011 compared to January 1- March 31, 2010.
(3)                Includes public sector services and other services.

Source:  Banco Central.

Uruguay’s GDP (measured on a seasonally adjusted basis) increased 6.8% in the first quarter of 2011 compared to the first quarter of 2010, due to an improvement in the level of activity in several sectors of the economy, in particular the commerce, restaurants and hotels sector and the transportation, storage and communications sector.  The commerce, restaurants and hotels sector improved mainly due to an increase in sales of automobiles and other imported products.  The transportation, storage and communications sector improved primarily as a result of high growth rates in mobile services and data transmission, supporting and logistic services, freight transport and port activity.

Employment, Labor and Wages

Employment

Estimates of the National Statistics Institute indicate that the average nationwide unemployment rate was 6.4% in May 2011 compared to 7.9% in May 2010, while the average nationwide employment rate had increased to 59.9% in May 2011, compared to 57.2% in May 2010.

Wages

For the 12-month period ended May 31, 2011, average nominal wages increased 11.8%, while average real wages increased 3.0%.  During this period, public sector wages increased 11.1% and 2.4% in nominal and real terms, respectively, while average private sector wages increased 12.3% and 3.5% in nominal and real terms, respectively.

FOREIGN MERCHANDISE TRADE

Merchandise exports for the 12-month period ended March 31, 2011 totaled US$8.5 billion compared to US$6.7 billion for the same period in 2010.  Merchandise imports totaled US$9.1 billion for the 12-month period ended March 31, 2011 compared to US$6.9 billion for the same period in 2010.

Merchandise trade for the 12-month period ended March 31, 2011 recorded a deficit of US$615 million compared to a deficit of US$250 million for the same period in 2010.

FOREIGN TRADE ON SERVICES

Gross tourism receipts totaled US$1.9 billion for the 12-month period ended March 31, 2011 compared to US$1.4 billion for the 12-month period ended March 31, 2010.

BALANCE OF PAYMENTS

In the 12-month period ended March 31, 2011, Uruguay’s balance of payments registered an overall surplus of US$378.6 million, compared to a deficit of US$1.1 billion for the 12-month period ended March 31, 2010.

Current Account

Uruguay’s current account for the 12-month period ended March 31, 2011 recorded a deficit of US$522.2 million compared to a deficit of US$117.6 million for the 12-month period ended March 31, 2010.

Capital and Financial Account

Uruguay’s capital and financial account recorded a surplus of US$2.0 billion for the 12-month period ended March 31, 2011, compared to a US$509.9 million surplus for the 12-month period ended March 31, 2010.  This increase was mainly due to the continued inflow of foreign direct investment, which totaled US$2.3 billion for the 12-month period ended March 31, 2011, compared to US$1.8 billion for the 12-month period ended March 31, 2010.

International Reserves

As of June 30, 2011 international reserve assets of Banco Central totaled US$9.8 billion, including US$2.5 billion in reserves and voluntary deposits of the Uruguayan banking system.  International reserve assets of Banco Central as of December 31, 2010 stood at US$7.7 billion, including US$1.9 billion in reserves and voluntary deposits of the Uruguayan banking system.

MONETARY POLICY AND INFLATION

Monetary Policy

On June 23, 2011, Banco Central increased the monetary policy rate from 7.5% to 8.0% in response to prevailing inflation expectations.  Banco Central’s next meeting to renew this rate is scheduled for September 29, 2011.

Liquidity and Credit Aggregates

The following table sets forth selected monetary indicators for the periods indicated.

Selected Monetary Indicators
(percentage change based on peso-denominated data)

	2006	2007	2008	2009	2010	12 months ended May 31, 2011(1)
M1 (% change)(2)	24.1%	32.0%	17.9%	11.7%	34.0%	23.5%
M2 (% change)(3)	22.1	31.0	17.3	12.0	34.4	28.4
Credit from the financial system (% change)	29.2	22.1	58.7	(13.1)	24.1	19.6
Average annual peso deposit rate (end period)	2.2	3.1	4.9	5.3	4.8	5.2
Monetary policy rate (TPM)	-	7.25	7.75	6.25	6.50	7.50
Average money market rate (TMM) (period end)	-	7.25	4.99	6.50	6.50	7.50
______________________
(1)           Preliminary data.
(2)           Currency in circulation plus peso-denominated demand deposits.
(3)           M1 plus peso-denominated savings deposits.

Source: Banco Central.

Inflation

Consumer prices increased to 8.6% in the 12-month period ended June 30, 2011.  Wholesale prices  increased 19.4% for the 12-month period ended June 30, 2011, compared to an increase of 4.6% for the same period ended June 30, 2010, reflecting increases in international prices for commodities.

Foreign Exchange

The following table sets forth the high, low, average and period-end peso/U.S. dollar exchange rates for the dates and periods indicated.

Exchange Rates(1)
(pesos per US$)

	High	Low	Average	Period-End
2006	24.400	23.700	24.012	24.400
2007	24.450	21.500	23.414	21.500
2008	24.550	19.079	20.935	24.350
2009	24.520	19.534	22.553	19.627
2010	24.135	19.400	21.609	20.094
For the 12 months ended June 30, 2011	21.330	18.400	19.828	18.400
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(1)           Daily interbank end-of-day bid rates.

Source: Banco Central.

THE BANKING SECTOR

Uruguay’s Banking System Following the 2002 Crisis

During the first five months of 2011, deposits of the non-financial sector with the financial system grew by 10.02%, or US$1.9 billion, to US$20.4 billion.  Likewise, credit extended to the private sector by the banking system increased from US$9.5 billion as of December 31, 2010 to US$10.2 billion as of May 31, 2011.

The share of NPLs on total loans (based on payment delinquencies) of private banks and Banco de la República increased slightly to 1.1% as of March 31, 2011.

Regulatory capital of private banks as of March 31, 2011, represented 17.1% of risk-weighted assets (excluding Banco Hipotecario), compared to 15.2% as of December 31, 2010, and 16.8% as of December 31, 2009.

PUBLIC SECTOR FINANCES

In the 12-month period ended March 31, 2011, Uruguay’s public sector overall balance dropped to a deficit of US$265.0 million (0.6% of GDP), compared to a deficit of US$638.0 million (1.9% of GDP) for the same period ended March 31, 2010.

For the 12-month period ended March 31, 2011, Uruguay’s public sector primary balance recorded a surplus of US$ 983 million (2.4% of GDP), compared to a surplus of US$ 341 million (1.0% of GDP) for the 12-months ended March 31, 2010.

SECURITIES MARKETS

As of December 31, 2006 and 2007, the aggregate securities trading volume on both exchanges totaled US$7.6 billion and US$10.0 billion, respectively.  Total volume traded decreased to US$8.8 billion in 2008, and decreased again to US$7.7 billion in 2009, mainly due to differences in the issuance of certificates of deposit by private banks.  In 2010, total trading volume increased again to US$8.9 billion.

Consolidated Montevideo Stock Exchange &
Electronic Stock Exchange Securities Trading Volume
(in millions of US$)

	2006	2007(1)	2008	2009	2010
Private sector securities:
Equities	US$ 2	US$ 2	US$ 8	US$ 0	US$ 4
Bonds	23	143	52	202	109
Certificates of deposit and other	6,555	8,693	7,717	5,999	7,290
Total private sector securities(1)	US$ 6,580	US$ 8,837	US$ 7,777	US$ 6,201	US$ 7,403
Public sector securities:
Central Government	1,014	1,138	1,058	1,471	1,438
Public enterprises	4	4	2	1	56
Total public sector securities	1,018	1,142	1,060	1,472	1,494
Total	US $7,597	US$ 9,979	US$ 8,837	US$ 7,673	US$ 8,897
Number of listed companies:
Equities	13	12	10	10	10
Bonds and other debt issuers	40	43	44	47	46
Total	53	55	54	57	56

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(1)	The increased trading volume of private sector securities is attributable to a requirement that pension funds invest in certificates of deposit exclusively through an authorized exchange.

Source:  Banco Central, based on reports of the Montevideo Stock Exchange and Electronic Stock Exchange.

PUBLIC SECTOR DEBT

Total Public Debt

The total gross public sector debt stood at US$ 24.1 billion (58.9% of GDP) on March 31, 2011, while it totaled US$ 23.1 billion (57.4% of GDP) on December 31, 2010.  As of March 31, 2011, 54% of the total gross public debt was denominated in foreign currencies and 46% in Uruguayan pesos, compared to 57% and 43% respectively as of December 31, 2010.